82-4299

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD008/2

03007220

Mar 5 , 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/11

Enclosures

E-Mail : cccs@italian-thai.co.th

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI , TELEX : ITALTHAI TH 81180 , TEL : (+ 622) 716 - 1600 , FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of December 31, 2002, and

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from December 2002 - March 2003.

Date : 17/12/2002 08:54
ITD : THE CANCELLATION OF THE BUSINESS REHABILITATION PLAN

Translation

As the Central Bankruptcy Court granted the order for approval of the Business Rehabilitation Plan of Italian-Thai Development Public Co., Ltd. since April 4th, 2002 , which the Company has proceeded the rehabilitation process as stipulated in the Plan.

Now, the Company has achieved the performance according to the Plan and the Central Bankruptcy Court has the order on Dec 16th, 2002 to terminate the Business Rehabilitation Process of the Company.

After the cancellation of the Business Rehabilitation, the Company is pleased to inform :

1. The Board of Directors are :

- Dr. Chaijudh Karnasuta	Chairman
- Pol.Lt Chartachai Bunya-ananta	Independent Director
- Mr. Premchai Karnasuta	Director
- Mrs. Nijaporn Charanachitta	Director
- Mr. Adisorn Charanachitta	Director
- Dr. Mingsarn Kaosa-ard	Independent Director
- Dr. Krisorn Jittorntrum	Independent Director

2. The Audit Committee are :

- Pol.Lt Chartachai Bunya-ananta	Audit Committee Chairman
- Dr. Mingsarn Kaosa-ard	Audit Committee member
- Dr. Krisorn Jittorntrum	Audit Committee member

Effective from Dec 16, 2002

Please kindly be informed and advise to public investors accordingly.

Date : 29/01/2003 08:24
ITD : SIGNED CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Jan 28th, 2003, JV. ITD-NCC which comprised of Italian-Thai Development Pcl. and Nishimatsu Construction Co., Ltd. signed the contract with New Bangkok International Airport Co., Ltd. to proceed of Power Distribution Construction and Ductbank Network System at Suvarnabhumi Airport.

The details of the contract are as follows :-

Description of works	:	- Construction of underground tunnels and ductbanks for power lines and communication lines for power distribution from the main transformer station toward users in the Airport - 10 Field substations - Distribution control system (SCADA)
Contract value	:	Bt 1,936.70 M (including VAT) (ITD Portion 51% = Bt 987.71 M)
The period of work	:	26 months

Date : 04/02/2003 13:14
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 3rd February 2003, the Company signed a contract with Metropolitan Waterworks Authority to proceed of Supply and Installation of Trunk Mains and Related Works Contract No. PIT-703

The details of the contract are as follows :-

Description of works	:	Installation of pipeline dia. 800 – 1200 mm. at approximately 15,945 km. long in Muangmai – Bangphli Road, Bang Poo Industrial Estate Road and Phraksa Road, Samutprakarn Province.
Contract value	:	Bt 169.42 M (including VAT)
The period of work	:	330 days

Date : 06/02/2003 09:02
ITD : SIGNED CONTRACTS 2 PROJECTS

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in January 2003, the Company signed the 2 contracts are as follows :-

Name of Project	Client	Contract Value (Including VAT)	Signing Date	The Period of Work
1. The Construction of The Gymnasium Complex at Dhummasirisuksa Sattahip School,Chonburi Province	Dhummasirisuksa Sattahip School, Chonburi Province	Bt 63.13 M	Jan 30, 2003	18 months
2. The Construction works The Amari Palm Reef Resort Project, Chawaeng Beach, Samui Island Suratthani Province	Antara Holiday Park Co., Ltd.	Bt 66.16 M	Jan 24, 2003	10 months

The details of the contracts are as follows :-

1. The Construction of The Gymnasium Complex at Dhummasirisuksa Sattahip School , Chonburi Province

Description of works : 3 stories Building, structure of building is reinforced concrete and steel structure frames, the roof of building are metal sheet.

3.The Construction works for the Amari Palm Reef Resort Project, Chawaeng Beach Samui Island , Suratthani Province

Description of works :

- Guest Room Building 84 Units
- Executive Staff Building 1 Unit
- Water Boiler Room 1 Unit
- Spa Pavilion 1 Unit

Date : 14/02/2003 09:19
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Feb 13th, 2003, JV. ITD-DGT-AQT which comprised of Italian-Thai Development Pcl. , Aquathai Co., Ltd. and Degre'mont Co., Ltd. signed the contract with Metropolitan Waterworks Authority to proceed of Bang Khen Water Treatment Plant (Contract No. G-BK-7) The details of the contract are as follows :-

Description of works	:	Civil Works, Equipment works, Electrical works, Provisional and Contingency sums
Contract value	:	Bt 254,679,260 (including VAT) (ITD Portion 34.31% = Bt 87,383,690)
The period of work	:	26 months

Date : 03/03/2003 18:21
ITD : AUDITED YEARLY F/S AND CONSOLIDATED F/S (F45-3)

ITD *reports* audited annual financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

	Ending December 31,	Audited (In thousands)
	For year	
Year	2002	2001
Net profit (loss)	6,336,335	(2,527,987)
EPS (baht)	19.85	(10.11)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Date : 05/03/2003 08:21
ITD : OPERATING RESULT

Translation

Reference to the Company Financial statement of the Year as of Dec 31, 2002 which we had submitted to The SET as per our letter No. CSD006/2003 dated Mar 3, 2003.

The Company would like to inform SET that operating results of the Company for the Year showed net profit of Bt 6,336.33 M which was more than 20 percent incremental comparing to the same period of previous year. The main reasons are the increase in revenue recognized from construction services due to the increased number of the construction projects. Gross margin also increases from our abilities to reduce the cost of services. Moreover , in 2002 our restructuring process has completed which enable us to book gain for debt restructuring amounting 5,947.6 million Baht.